Exhibit 12.1
BROADVIEW NETWORKS HOLDINGS, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2011	2010	2009	2008	2007

Earnings:
Loss from operations before provision for income taxes	(10,508)	(17,464)	(12,691)	(41,810)	(64,764)
Interest charges	38,302	38,379	39,197	39,514	34,390
Interest factor in operating rents (1)	2,671	3,871	3,997	3,775	3,993

Total income (loss)	30,465	24,786	30,503	1,479	(26,381)

Fixed charges:
Interest charges	38,302	38,379	39,197	39,514	34,390
Interest factor in operating rents (1)	2,671	3,871	3,997	3,775	3,993

Total fixed charges	40,973	42,250	43,194	43,289	38,383

Ratio of earnings to fixed charges	—	—	—	—	—

Deficiency	(10,508)	(17,464)	(12,691)	(41,810)	(64,764)

(1)
For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.